UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 5
TO
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

NUR MACROPRINTERS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 1.0 NOMINAL VALUE

(Title of Class of Securities)

M75165106

(CUSIP Number)

Dan Purjes, 830 Third Avenue, 14th Floor, New York, New York 10022, Telephone (212) 922-2084

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

Note: Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M75165106	13D	Page 2 of 6

1	Name of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Dan Purjes
2	Check the Appropriate Box if a Member of a Group* (a)☐ (b)☐
3	SEC Use Only
4	Source Of Funds* PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place Of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 563,722
	8	Shared Voting Power 7,257,129
	9	Sole Dispositive Power 563,722
	10	Shared Dispositive Power 7,257,129
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,820,851
12	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 29.6
14	Type of Reporting Person* IN

*........See Instructions Before Filling Out.

CUSIP NO. M75165106	13D	Page 3 of 6

Item 1. Security and Issuer.

        The securities are ordinary shares, NIS 1.0 nominal value, of NUR Macroprinters Ltd. (“NUR”). NUR’s principal executive offices are located at 12 Abba Hillel Silver Street, P.O. Box 1281, Lod 71111, Israel.

Item 2. Identity and Background.

(a)	The name of the person filing this Schedule is Dan Purjes.

(b)	Mr. Purjes’s business address is 830 Third Avenue, 14th Floor, New York, New York 10022.

(c)	Mr. Purjes is the Chairman and CEO of Rockwood Group, LLC. The principal address of Rockwood Group, LLC is 830 Third Avenue, 14th Floor, New York, New York 10022. The principal business of Rockwood Group, LLC is 830 Third Avenue, 14th Floor, New York, New York 10022.

(d)	Mr. Purjes has not been convicted in any criminal proceeding in the last five years (excluding traffic violations or similar misdemeanors).

(e)	Mr. Purjes has not been subject to any judgment, decrees, or final orders enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws as a result of being a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.

(f)	Mr. Purjes is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

        The following represents the number of ordinary shares purchased or transferred since the filing of Amendment No. 4 to Mr. Purjes’s Schedule 13D on December 23, 2002, and prior acquisitions not previously reported pursuant to this regulation. The source of funds for all purchases was personal funds of Mr. Purjes.

Ordinary Shares Purchased

Date	No. of Shares	Amount of Funds	Nature of Ownership

11/20/02	33,530	N/A	Direct/ Dan Purjes[1]
1/13/03	49,920	N/A	Direct/ Dan Purjes [1]
4/27/03	90,318	N/A	Direct/ Dan Purjes [1]
8/21/03	44,516	N/A	Direct/ Dan Purjes[1]
10/15/03	331,731	N/A	Direct/ Dan and Edna Purjes JTWROS[2]
10/15/03	14,423	N/A	Indirect/ Y Securities Management, Ltd.[3]
10/15/03	32,654	N/A	Indirect/ X Securities, Ltd. [4]
11/23/03	34,492	N/A	Direct/ Dan Purjes[1]
1/20/04	17,246	N/A	Direct/ Dan Purjes[1]
1/15/04	403,226	$250,000	Direct/ Dan and Edna Purjes JTWROS[5]
1/15/04	80,645	$50,000	Indirect/ Y Securities Management, Ltd.[6]
3/31/04	79,145	N/A	Indirect/ X Securities, Ltd.[7]
3/31/04	20,474	N/A	Indirect/ X Securities, Ltd.[8]

CUSIP NO. M75165106	13D	Page 4 of 6

Date	No. of Shares	Amount of Funds	Nature of Ownership
3/31/04	129,310	N/A	Indirect/ Duncan Capital Group, LLC[9]
4/7/04	19,654	N/A	Direct/ Dan and Edna Purjes JTWROS[10]
4/7/04	81,897	$95,000	Indirect/ X Securities, Ltd.[11]
4/8/04	1,451,613	$900,000	Direct/ Dan and Edna Purjes JTWROS[12]

1. These ordinary shares were issued to Mr. Purjes pursuant to a Service Agreement, dated December 31, 2001. This agreement provides that in his capacity as Chairman of the Board of Directors of NUR, Mr. Purjes will receive an annual fee of $125,000 to be due and paid quarterly in ordinary shares of NUR, at the end of each quarter. Such annual fee shall be in lieu of any and all payments, which are due to Mr. Purjes in his capacity as a member of the Board, Chairman of the Board, and a member of any committees of the Board.

2 Represents 331,731 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to Dan and Edna Purjes JTWROS in connection with a Convertible Loan and Warrant Agreement, dated July 31, 2003.

3 Represents 14,423 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to Y Securities Management, Ltd. in connection with a Convertible Loan and Warrant Agreement, dated July 31, 2003. Mr. Purjes is the Managing Member of Y Securities Management, Ltd. and so upon exercise of the warrants he may be deemed to share voting and dispositive control over such shares.

4 Represents 32,654 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.52 per ordinary share, granted to X Securities, Ltd. as placement agent of the Convertible Loan and Warrant Agreement, dated July 31, 2003. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

5 These ordinary shares were issued to Dan and Edna Purjes JTWROS upon conversion of $250,000 out of a loan made by them to NUR on July 2003, at a conversion price of $0.62 per ordinary share.

6 These ordinary shares were issued to Y Securities Management, Ltd. upon conversion of $50,000 out of a loan made by it to NUR on July 2003, at a conversion price of $0.62 per ordinary share. Mr. Purjes is the managing member of Y Securities Management, Ltd. and so may be deemed to share voting and dispositive control over such shares.

7 Represents 79,145 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $0.62 per ordinary share, granted to X Securities, Ltd. in its capacity as placement agent of the Convertible Loan and Warrant Agreement, dated July 31, 2003 and in connection with the conversion of the loan by the investors into equity. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

8 Represents 20,474 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $1.54 per ordinary share, granted to X Securities, Ltd. in connection with a private placement, dated March 31, 2004. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

9 Represents 129,310 ordinary shares issuable upon exercise of a warrant certificate, at an exercise price of $1.16 per ordinary share, granted to Duncan Capital, LLC in connection with a private placement, dated March 31, 2004. Mr. Purjes is the shareholder of Duncan Capital, LLC and so may be deemed to share voting and dispositive control over such shares.

10 These ordinary shares were issued to Dan Purjes and Edna Purjes JTWROS pursuant to the Service Agreement described in footnote 1 above.

11 These ordinary shares were issued to X Securities, Ltd. in connection with a private placement, dated March 31, 2004. Mr. Purjes is the chairman of X Securities, Ltd. and so may be deemed to share voting and dispositive control over such shares.

12 These ordinary shares were issued to Dan and Edna Purjes JTWROS upon conversion of $900,000 out of a convertible loan made by them to NUR on July 2003, at a conversion price of $0.62 per ordinary share.

Item 4. Purpose of Transaction.

Mr. Purjes purchased the ordinary shares described herein for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Purjes beneficially owns an aggregate of 7,820,851 ordinary shares of NUR, constituting 29.6% of the outstanding ordinary shares of NUR based upon 25,871,873 ordinary shares outstanding as of April 30, 2004.

CUSIP NO. M75165106	13D	Page 5 of 6

(b)	Mr. Purjes has the sole power to vote or direct the vote of and dispose or direct the disposition of 563,722 ordinary shares of NUR. Mr. Purjes shares the power to vote or direct the vote of and dispose or direct the disposition of 2,907,144 ordinary shares of NUR with his spouse, Edna Purjes. Mr. Purjes may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of 247,149 ordinary shares of NUR beneficially owned by Y Securities Management, Ltd., pursuant to role as the Managing Member of Y Securities Management, Ltd. Mr. Purjes may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of 214,170 ordinary shares of NUR beneficially owned by X Securities, Ltd. pursuant his role as the chairman of X Securities, Ltd. Mr. Purjes may be deemed to share the power to vote or direct the vote of and dispose or direct the disposition of 129,310 ordinary shares of NUR beneficially owned by Duncan Capital Group, LLC, pursuant to role as manager of Duncan Capital Group LLC.

(c)	There were 2 transactions in the past 60 days as follows:

X Securities, Ltd. purchased 81,897 ordinary shares for an aggregate purchase price of $95,000 in a private placement on March 31, 2004.

Dan and Edna Purjes purchased 1,451,613 ordinary shares through conversion of a loan in an aggregate amount of $900,000 on March 31, 2004.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with respect to Securities of the Issuer.

        The shareholders agreement dated as of August 18, 1999 between Mr. Purjes and Isal Amlat Investment Ltd. terminated in accordance with its terms on January 18, 2002.

        On January 17, 2002, pursuant to the purchase of 2,333,333 ordinary shares of NUR and of warrants exercisable for 612,500 ordinary shares of NUR by Investment Corp. of United Mizrahi Bank Ltd (“Mizrahi”), a shareholders agreement was signed between Mizrahi and Mr. Purjes providing for, among other things, Mr. Purjes voting the ordinary shares in favor of one designee selected by Mizrahi to serve as a director on NUR’s board of directors. This agreement will terminate in the event that either Mizrahi holds less than 7% of NUR’s outstanding ordinary shares or Mr. Purjes holds less than 17%.

Item 7. Materials to be Filed as Exhibits.

        The following documents are filed as exhibits hereto:

Exhibit 1.	Loan Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto. Incorporated by reference to Mr. Purjes's Schedule 13D filed on August 3, 1999.

Exhibit 2.	Option Agreement dated March 12, 1996 by and among Moshe Nuri, Henia Nuri, Trustee, and the Individuals set forth in Schedule 1 thereto. Incorporated by reference to Mr. Purjes's Amendment No. 1 to Schedule 13D filed on September 13, 1999.

CUSIP NO. M75165106	13D	Page 6 of 6

Exhibit 3.	Settlement Agreement dated April 6, 1997 by and among Moshe Nuri, Henia Nuri, Trustee, and Mr. Purjes as attorney-in-fact. Incorporated by reference to Mr. Purjes's Amendment No. 1 to Schedule 13D filed on September 13, 1999.

Exhibit 4.	Shareholders Agreement made as of August 18, 1999 by and between Mr. Purjes and Isal Amlat Investment (1993) Ltd. Incorporated by reference to Mr. Purjes's Amendment No. 1 to Schedule 13D filed on September 13, 1999.

Exhibit 5.	Shareholders Agreement made as of January 17, 2002 by and between Mr. Purjes and Investment Corp. of United Mizrahi Bank Ltd. Incorporated by reference to Mr. Purjes's Amendment No. 3 to Schedule 13D filed on December 23, 2002.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED: May 16, 2004

BY: /S/ Dan Purjes —————————————— Dan Purjes